State of the Industry:

Golf Equipment in the U.S

Drivers of Industry Growth

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The popularity of golf has grown over the past several years.  What was once just an older man’s game, golf has captured the interest of younger players, women, and minorities.  The rise of Tiger Woods is credited with attracting younger, more diverse golfers, while the growing popularity of Annika Sorenstam and other female golfers has attracted more females to the sport.  Although the scope of golf participants is expanding, baby boomers still account for the most golf equipment sales.  These consumers have high levels of disposable income and many have become “empty nesters” which has given them more opportunities to play golf (discussed later in report).  Golf is generally an expensive game to play, from the equipment to the course fees.  Therefore, the economy does have some impact on golf equipment sales.  For example, during poor economic times, consumers may not be inclined to spend money on a new set of golf clubs.  On the other hand, consumers are willing to spend more money on the sport when they have more disposable income due to economic prosperity.  Still, buying patterns can affect golf equipment sales from year to year because consumers who buy a set of golf clubs or a golf bag one year may not buy these products again for several years.  Golf balls are usually less affected by economic conditions, however, the high cost of course fees may deter some golfers during poor economic times.

Economic Trends

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The U.S. economy struggled greatly in 2001 and 2002, as the gross domestic product (GDP) grew by only 0.8% and 1.6% (in constant 2000 dollars) during this time, respectively.  The economy began to recover in 2003, as the GDP grew by 2.7%.  In 2004, a full economic recovery was in place and the GDP grew by 4.2%.  The economy was strong again in 2005, with slightly less GDP growth of 3.5%.  In 2006 and 2007, the economy is expected to grow at a slower pace, however, nothing like what was experienced in 2001 and 2002.  Beyond 2007, solid economic growth is expected from 2008 to 2010, with 2009 being the weakest of the three years.

Historical, Current, and Future Sales

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From 2000 to 2005, U.S. shipments of golf equipment (excluding apparel and footwear) inched up by an average of just 0.6% per year.  A poor economy was partly to blame, as U.S. exports of these products declined by an average of 0.4% during this time while imports grew significantly.  Nonetheless, U.S. apparent consumption of golf equipment increased by an average of 3.1% per year from 2000 to 2005, evidence of golf’s popularity in the U.S.  In 2005, U.S. shipments of golf equipment increased by 4.5% to $2.97 billion.  Over the next few years, U.S. shipments are expected to grow at a faster pace than the 2000 to 2005 period.  Despite decreases of 2.9% in 2006 and 1.4% in 2009, U.S. shipments of golf equipment are expected to grow by an average of 1.2% per year from 2005 to 2010, totaling $3.15 billion in 2010.

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Golf clubs account for the largest share of golf equipment sales.  In 2005, U.S. shipments of golf clubs increased by 3.7% to $1.47 billion, accounting for 49.4% of total golf equipment shipments.  From 2000 to 2005, shipments of golf clubs grew by an average of 0.9% per year, slightly higher than the industry’s average growth during this time.  U.S. shipments of wood golf clubs (including metal/wood clubs) were higher than shipments of iron golf clubs in 2005.  During this time, shipments of wood clubs grew by 4.8% to $744.7 million, while shipments of iron clubs increased by 2.7% to $723.8 million.  Wood clubs are expected to account for a slightly larger share of golf club shipments over the next few years.  The longevity of iron clubs will actually have a negative impact on shipments.  Overall, U.S. shipments of golf clubs are expected to increase by an average of 1.0% per year from 2005 to 2010.  In 2010, shipments should total $1.55 billion, accounting for 49.1% of total golf equipment shipments.

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Golf balls accounted for 29.1% of U.S. shipments of golf equipment in 2005.  During this time, shipments of golf balls increased by 2.8% to $865.0 million.  From 2000 to 2005, golf ball shipments grew by an average of 1.6% per year, well above the average growth for shipments of all golf equipment during this period.  Over the next few years, golf ball shipments are expected to grow at a slower pace, but still faster than overall golf equipment shipments.  From 2005 to 2010, U.S. shipments of golf balls should increase by an average of 1.3% per year.  In 2010, shipments of golf balls are expected to total $920.5 million, accounting for 29.2% of total shipments of golf equipment.

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From 2000 to 2005, U.S. shipments of golf bags decreased by an average of 0.8% per year.  In 2005, however, shipments increased by 5.1% to $113.5 million, accounting for 3.8% of total shipments of golf equipment.  Over the next few years, shipments are expected to pick up, growing by an average of 0.4% per year from 2005 to 2010.  U.S. shipments of golf bags should reach $115.9 million in 2010, accounting for 3.7% of total golf equipment shipments.

Golf Apparel and Footwear Sales

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Although golf equipment sales are growing at a slow pace, sales of golf apparel and footwear are steadily increasing.  Changing demographics in the golf industry are causing a shift in golf fashions.  High-tech golfwear like haute-tailored wet and wind resistant outfits and trendy footwear and gloves are driving sales.  In 2005, sales of golf apparel, footwear, and gloves totaled $2.0 billion.  From 2005 to 2010, sales of these products are expected to grow by an average of nearly 4.0% per year, topping $2.4 billion in 2010.

Foreign Trade and Apparent Consumption

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U.S. imports of golf equipment grew at a brisk pace from 2000 to 2005.  During this time, imports increased by an average of 8.8% per year.  At the same time, U.S. exports of golf equipment decreased by an average of 0.4% per year, primarily due to a 13.3% drop in 2002.  U.S. apparent consumption of golf equipment increased by an average of 3.1% per year from 2000 to 2005.  In 2005, China accounted for an overwhelming 79.5% of U.S. imports of golf equipment.  At the same time, the United Kingdom accounted for 24.5% of total exports, followed by Japan (16.9%) and Canada (13.1%).  Total imports were valued at $1.01 billion in 2005, while exports totaled just $702.1 million.  U.S. apparent consumption of golf equipment was $3.28 billion in 2005, with imports accounting for 30.8% of the total.

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Over the next few years, imports will continue to grow at a steady pace, while exports slowly inch up.  From 2005 to 2010, imports of golf equipment are expected to grow by an average of 9.1% per year, while exports increase by an average of just 0.6%.  During this time, U.S. apparent consumption should grow by an average of 4.0% per year, totaling $3.99 billion in 2010.

Demographic Profile of Golf Equipment Consumers

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Men are overwhelmingly more likely to buy golf equipment compared to women.  When analyzing age, baby boomers (including “empty nesters”) are the most likely to buy golf equipment.  More specifically, consumers in the 45 to 54 year old age bracket are the most likely to buy golf equipment, followed by consumers in the 55 to 64 year old and 35 to 44 year old age brackets.  Coinciding with this, consumers in households with a husband, wife, and children or just a husband and wife are the most likely to buy golf equipment compared to other household compositions.  Consumers 55 to 64 years old are often referred to as “empty nesters,” meaning their children have left the home and they have begun to spend more money and time on themselves.  These consumers have high levels of disposable incomes are have more opportunities to play golf and buy golf equipment.

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As mentioned above, consumers who are 55 to 64 years old have high levels of disposable income, as many have become “empty nesters” now that their children have left home.  Therefore, these consumers can not be ignored.  Population statistics overwhelmingly show the growing trend of empty nesters.  In 2005, the number of Americans aged 55 to 64 totaled 30.4 million.  That figure is expected to grow to 40.4 million in 2015, making this the fastest-growing age group.  The population of 55 to 64 year olds is expected to grow by an average of 2.9% per year from 2005 to 2015.  The second fastest-growing segment of the population during this time will be Americans aged 65 and older.  The number of people in this age group will increase from 36.7 million in 2005 to 46.8 million in 2015, reflecting average annual growth of 2.5%.

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Income is an important demographic characteristic for buying golf equipment because these products can be expensive.  There is a steady increase in consumers’ spending on golf equipment as their income rises.  Consumers with a family income of $70,000 and higher are more likely than the average consumer to buy golf equipment.  However, consumers with a family income of $80,000 or more are overwhelmingly the most likely to buy golf equipment.

© Sundale Research, 2006

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